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July 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT III, LLC Offering Statement on Form 1-A Filed June 2, 2023 File No. 024-12267

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Growth eREIT III, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 29, 2023 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on June 2, 2023 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Offering Statement on Form 1-A filed June 2, 2023

General

1.	We note that you have not identified the properties you intend to acquire and thus your offering is a blind pool offering. Accordingly, please provide the disclosure referenced in Industry Guide 5. In particular, please provide the prior performance narrative and prior performance tables required by Item 8, or advise. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

Please note that the Company has been in operation since October 5, 2018 and has been subject to the periodic filing obligations under Regulation A, including five years of Annual Reports on Form 1-K. As described in the Offering Statement, the Company has previously raised approximately $49.5 million pursuant to Regulation A and has invested approximately $41.7 million in two assets. We respectfully submit that this offering, therefore, is not a blind pool offering and that the Company is not subject to the disclosure requirements required by Item 8.

2.	Please disclose in your offering circular that you will follow the parameters of the undertaking contained in Item 20.D of Guide 5 in updating your offering circular to reflect acquisitions during the distribution period.

We respectfully submit that Item 20.D of Guide 5 does not apply to offerings conducted pursuant to Regulation A. As noted in the Division’s Compliance and Disclosure Interpretations, Guide 5 only applies with respect to disclosure guidelines contained in Guide 5 and not to filings or other administrative matters:

Question 182.20

Question: Item 19.D of Securities Act Industry Guide 5 states that an issuer should submit its sales material supplementally to the staff prior to its use. Does this guidance apply to sales material used in connection with an offering under Regulation A?

Answer: No. Item 7(c) of Part II of Form 1-A requires an issuer to follow the disclosure guidelines in the Securities Act Industry Guides. Because submission of sales material pursuant to Item 19.D is not a disclosure guideline, it is outside the scope of Item 7(c) of Part II of Form 1-A and does not apply to sales material used in connection with an offering under Regulation A. [March 31, 2017]

Please note that the Company nonetheless routinely updates its Offering Circular through the filing of Current Reports on Form 1-Us and supplements pursuant to Rule 253g with respect to any property acquisitions, dispositions and updates.

Cover Page

3.	We note that you may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. Please tell us how such changes to the minimum offering amount would be consistent with Exchange Act Rule 10b-9.

In response to the Staff’s comment, the Amendment updates the Offering Statement to remove the minimum purchase requirement. However, we respectfully would note that Rule 10b-9’s restrictions are with respect to “best efforts” “all or none” offering requirements that are not implicated by a minimum purchase requirement for investors to be able to invest in the offering. While this is a “best efforts” offering, there is no minimum amount of offering proceeds that the Company is required to raise as a condition to having a closing.

4.	Please disclose the termination date of the offering.

In response to the Staff’s comment, the Amendment updates the Offering Statement to reflect that the offering will be terminated three (3) years from the date of qualification or when the maximum offering amount is raised, unless earlier terminated by the Manager.

Questions and Answers about this Offering

Q: Are there any limits on my ability to redeem shares?, page 6

5.	Please clarify, in this section, whether any shareholder requests for repurchase have not been honored since inception.

Please note that this information (i.e. that 100% of all redemptions have been honored) is already disclosed under the “Questions and Answers about this Offering” section of the Offering Circular as follows (emphasis added):

Q: What is the number and percentage of common shares that have been submitted for redemption and redeemed, respectively?,

A:      As of May 17, 2023, approximately 1,277,000 common shares have been submitted for redemption through our redemption plan and 100% of such redemption requests have been honored.

During the quarter ended March 31, 2023, we redeemed approximately 84,000 common shares pursuant to our share redemption plan.

Please note that the Amendment updates the Offering Statement to reflect the number of shares redeemed through the quarter ended June 30, 2023.

What is the source of your distributions?, page 8

6.	We note that it is your goal to pay distributions out of cash flow from operations and that you may use other sources. Please clarify whether you have paid distributions from other sources, and, if so, please disclose the sources used. Further, please revise your disclosure on page 18 to quantify the amount paid from each source. If applicable, please revise the risk factor on page 24 to disclose the risk that distributions have been paid and may in the future be paid from sources other than cash flow from operations.

The Company advises that to date, all distributions have been paid out of cash flow from operations with 100% of those distributions being deemed to be a return of capital because for U.S. federal income tax purposes the distributions have exceeded the Company’s current and accumulated earnings and profits as determined. We note that the Company has not raised new capital since October 2020. We have revised the Offering Circular on pages 8, 19, and 88 to reflect the source of payment for distributions made to date.

Offering Summary, page 11

7.	We note that the company closed a prior offering October 30, 2020. Please disclose the number of shares sold and how the company used funds from the prior offering. Please also revise the cover page to clarify that the $49.5 million raised pursuant to Regulation A was in the prior offering that closed October 30, 2020.

In response to the Staff’s comment, the Amendment updates the Offering Statement to note the number of shares sold and how the Company used funds from the prior offering. The cover page has also been updated to clarify that the $49.5 million raised pursuant to Regulation A was raised in the prior offering that closed as of October 30, 2020.

8.	We note your statement that "[t]he Fundrise Portfolio had a positive net return when averaged across all investor accounts in 2022." Please clarify what the Fundrise Portfolio entails.

In response to the Staff’s comment, the Amendment updates the Offering Statement to clarify that the Fundrise Portfolio is an average aggregate return of all Fundrise Advisors client accounts, excluding performance of investments in the Fundrise Opportunity Fund, LP and the Fundrise Growth Tech Fund, LLC, as detailed in the sponsor’s year-end letter to investors, together with a live link to such letter.

Risk Factors, page 24

9.	We note several risk factors on pages 39, 41, and 43 discussing the potential impact of rising interest rates on your business. Please update these risk factors if recent inflationary pressures and rising interest rates have materially impacted your operations. In this regard, identify the types of pressures you are facing and how your business has been affected.

The Company respectfully advises that its business has largely not been impacted by recent inflationary pressures and rising interest rates and that it believes it both borrows and loans on conservative levels of leverage and has access to credit at favorable interest rates.

10.	We note your risk factor on page 44, stating that "[t]he extent of the COVID-19's pandemic's effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak" and, in particular, the risk that the COVID-19 pandemic could "decrease occupancy levels and pricing across our portfolio and may cause one or more tenants to be unable to meet their rent obligations to us in full." Please update this risk factor disclosure to discuss any impacts to occupancy levels and pricing given recent reports of challenges facing the commercial real estate market in the wake of the COVID-19 pandemic and the World Health Organization's declaration on May 5, 2023 that COVID-19 is now an established health issue and no longer constitutes a public health emergency of international concern.

The Company advises that occupancy levels and pricing issues facing the commercial real estate markets have not negatively impacted the Company’s investments. The Company’s two assets are in the multi-family sector and have had consistent occupancy levels throughout the COVID-19 pandemic.

The Amendment updates the risk factor to reflect that while COVID-19 is now an established health issue, future developments including challenges facing the commercial real estate market, may impact the Company in the future.

Changes in interest rates and/or credit spreads could negatively affect the value of any debt investments we may make…, page 40

11.	Please revise to quantify the amount of your floating rate debt outstanding.

In response to the Staff’s comment, the Amendment updates the Offering Statement to note that the Company does not currently have any floating rate debt outstanding.

Management Compensation, page 64

12.	Please ensure that you disclose all fees paid to your manager and its affiliates.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include historical amounts that have been paid to the Manager and its affiliates.

Plan of Operation, page 82

13.	Your investment summaries provide hyperlinks to the initial Form 1-Us that were filed when they were each acquired. In addition, we note your statements on page 83 that “fuller descriptions of these assets, including any update since the date of acquisition, may be found in their respective 1-U reports” and “projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.” Please provide an updated description of each investment as of a more recent date.

The Company advises that no material changes have occurred with respect to each investment since its acquisition. The Amendment updates the Offering Statement to clarify that any material updates will be described in subsequent filings on Form 1-U. The Amendment also includes additional information regarding the RSE SW4 Controlled Subsidiary in response to the comment below.

Our Investments, page 83

14.	Please provide all of the information required by Items 14 and 15 of Form S-11 for each RSE SW4 Controlled Subsidiary and E353 Controlled Subsidiary.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include this information for the RSE SW4 Controlled Subsidiary, which is the only investment that represented 10% or more of the Company’s investments. Additionally, we respectfully note that certain information required by Items 14 and 15 was previously included in the Form 1-Us with respect to each of the Company’s investments.

15.	Please disclose how the purchase price for the properties was determined.

In response to the Staff’s comment, the Amendment updates the Offering Statement to note that the purchase prices for the properties were determined at arm’s length in transactions with third parties.

Exhibits

16.	We note the operating agreement you have hyperlinked in your exhibits index appears not to be the final execution version of the operating agreement. Please update the hyperlink to reflect the latest version of the operating agreement, or advise. We note that your April 12, 2023 1-K hyperlinks the Amended and Restated Operating Agreement dated as of February 13, 2019.

We advise that the form of operating agreement that was incorporated by reference in the Offering Statement is the correct version of that agreement and that the version filed with the April 12, 2023 1-K was incorrect as a result of an administrative error when revising it to create the execution version that was filed with the Form 1-K. We have updated the Exhibit List and have filed the correct executed operating agreement with this filing of the Amendment.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Patrick Wilson, Esq.
Goodwin Procter LLP